FILED PURSUANT TO
RULE 424 (B) (5)
REGISTRATION NO: 333-120166

Prospectus Supplement

(To prospectus dated November 12, 2004)

8,400,000 Shares

The Colonial BancGroup, Inc.

COMMON STOCK

An affiliate of Lehman Brothers Inc. is, at our request, borrowing and selling 8,400,000 shares of our common stock in connection with a forward sale agreement between that affiliate and us. We will not initially receive any proceeds from the sale of the shares. We will receive aggregate proceeds from the sale of common stock only upon future stock settlement of the forward sale agreement.

These securities are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks. “ Risk Factors” begin on page S-4 of this prospectus supplement.

The underwriter may also purchase up to an additional 1,260,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

Our common stock is listed on the New York Stock Exchange under the symbol “CNB”. The closing price of our common stock was $22.23 on November 17, 2004.

	Per Share	Total (1)
Public offering price	$21.65	$181,860,000
Underwriting discount	$ 0.198(2)	$1,663,200	(2)
Proceeds, before expenses, to The Colonial BancGroup, Inc.	$21.452(3)	$180,196,800	(3)

(1)	For the proceeds data above, we have assumed that the underwriter does not exercise its overallotment option.
(2)	The underwriting discount set forth is based on a purchase price from the affiliate under the forward sale agreement of $21.452 per share. See “Underwriting—Forward Sale Agreement”.
(3)	We will receive estimated proceeds, before expenses, of approximately $180.2 million, assuming physical settlement of the forward sale agreement with shares of common stock as of the effective date of the forward sale agreement, which is November 23, 2004. The actual proceeds are subject to the final settlement which is expected to occur during 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers Inc., the underwriter, expects to deliver the shares of common stock on or about November 23, 2004.

LEHMAN BROTHERS

The date of this prospectus supplement is November 18, 2004.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information contained or incorporated in this prospectus supplement or the accompanying prospectus is accurate as of any date other than their respective dates.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement. This summary is not complete and may not contain all the information that you should consider in making your investment decision. You should read this entire prospectus supplement and the accompanying prospectus carefully, including “Risk Factors” beginning on page S-4 of this prospectus supplement and the documents referred to in “Where You Can Find More Information” in the accompanying prospectus, which include our financial statements. When we refer to “Colonial BancGroup”, “BancGroup”, the “Company,” “we,” “us” or “our” in this prospectus supplement and the accompanying prospectus, we are referring to The Colonial BancGroup, Inc., a Delaware corporation. When we refer to “Colonial,” the “Bank” or “Colonial Bank” in this prospectus supplement or the accompanying prospectus, we are referring to Colonial Bank, N.A., a national association.

The Offering

An affiliate of Lehman Brothers Inc. is, at our request, borrowing and selling shares of our common stock in connection with the execution of a forward sale agreement. See “Underwriting—Forward Sale Agreement”.

Common stock offered:	8,400,000 shares.

Common stock outstanding as of October 31, 2004:	133,741,565 shares.*

Common stock outstanding as of October 31, 2004, as adjusted for the settlement of the forward sale agreement:	142,141,565 shares.*

Use of proceeds:

Based on when we currently expect to settle the forward sale agreement, we expect to receive approximately $179 million of aggregate proceeds from the sale of common stock under the forward sale agreement. We intend to use the aggregate net proceeds for general corporate purposes and to finance a portion of the purchase price for our acquisition of Union Bank of Florida. See “Recent Developments” and “Use of Proceeds”.

Current indicated annual dividend:	$0.58 per share. See “Price Range of Common Stock and Dividend History”.

New York Stock Exchange symbol:	CNB.

Risk Factors:	See “Risk Factors” beginning on page S-4 of this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in our common stock.

*	The number of shares of common stock outstanding as of October 31, 2004, and as adjusted for the settlement of the forward sale agreement, each assumes physical settlement of the forward sale agreement and excludes shares issuable under outstanding options to purchase 3.5 million shares of our common stock at a weighted average option price of $12.72 per share.

For the purposes of the above information, we have also assumed that the underwriter does not exercise its overallotment option.

For a description of our common stock, please refer to “Description of Common Stock” in the prospectus.

The Colonial BancGroup, Inc.

Colonial BancGroup is a financial services company with total assets of $18.2 billion that provides diversified financial services primarily through its wholly-owned banking subsidiary, Colonial Bank, N.A. Colonial Bank conducts general commercial and retail banking business through its branch network of 289 branches in Florida, Alabama, Georgia, Nevada, Tennessee and Texas.

Our principal executive offices are located at Colonial Financial Center, One Commerce Street, Montgomery, Alabama 36104. Our telephone number at that address is (334) 240-5000.

Strategy

The foundation of BancGroup is built upon a community banking philosophy that allows local responsibility for customer relationships. This operating philosophy has been important in making acquisitions, retaining skilled and highly motivated local management teams and developing a strong customer base, particularly with respect to lending relationships.

The expertise in each local market is supported by centralized operations and a centralized credit review function, which allows the local banking officers to concentrate on the customer. Through this structure of local customer relationship responsibility and centralized operations, the local banks have decision making capability while at the same time having an effective operational structure at their disposal to service the customer in the most cost effective and efficient manner.

We expect that there will continue to be considerable competition in all of our markets. We are continuing to expand our geographic footprint through acquisitions and internal growth. Our acquisition strategies focus on finding strong banks in growth markets that fit into our strategic plans and desired market areas. Our internal growth strategies include seeking quality loan growth in each regional market, generating deposit growth through the development of customer relationships and competitive product offerings, continued development of our presence in higher growth markets, growth in noninterest income through continued expansion of fee based products and services and the ongoing development of a sales oriented business culture with an emphasis on customer service.

Recent Developments

In September 2004, we announced the signing of a definitive agreement to acquire Union Bank of Florida. Union Bank of Florida operates 18 full service branches in Miami-Dade, Broward, and Palm Beach Counties. At September 30, 2004, Union Bank of Florida had total assets of $1 billion, loans of $639 million and deposits of $717 million. Total consideration for the transaction is approximately $233 million based on $20 per share of BancGroup stock. The aggregate consideration consists of approximately 75% cash and 25% stock, subject to the limitation that we will issue no less than 2.65 million and no more then 3.24 million shares in the transaction. A portion of the proceeds of the sale of common stock sold in this offering are expected to be used in conjunction with the acquisition of Union Bank of Florida. Colonial’s management expects the acquisition of Union Bank of Florida combined with the issuance of shares under the forward sale agreement to be neutral to 2005 earnings per share. The Union Bank of Florida acquisition is expected to be completed in the first quarter of 2005.

The following is a summary of assets, deposits and branches at September 30, 2004 (pro forma including the impact of the Union Bank of Florida acquisition):

	% of total Assets	% of non-time Deposits	% of total Deposits	Number of Branches
Florida	50%	59%	53%	141
Alabama	25%	25%	31%	116
Georgia	8%	5%	6%	22
Texas	5%	5%	4%	12
Nevada	4%	5%	4%	13
Corporate/Other	8%	1%	2%	3

Summary Consolidated Financial Data

The following data, insofar as it relates to each of the years 1999-2003, has been derived from audited financial statements, including the consolidated balance sheets at December 31, 2003 and 2002 and the related consolidated statements of income and of cash flows for the three years ended December 31, 2003 and notes incorporated in this prospectus supplement and the accompanying prospectus by reference. The data as of September 30, 2004 and for the nine months ended September 30, 2004 has been derived from unaudited financial statements also incorporated by reference and which, in the opinion of management, include all adjustments consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim period.

	September 30, 2004	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999
	(Dollars in millions, except per share amounts)
Statement of Condition: Summary
Total assets	$18,191	$16,273	$15,822	$13,185	$12,000	$11,098
Mortgage warehouse loans	1,051	982	1,671	1,260	377	172
All other loans	11,511	10,606	10,021	9,108	9,266	8,247
Total loans	12,562	11,588	11,692	10,368	9,643	8,419
Securities available for sale and investment securities	3,527	3,111	2,638	1,882	1,517	1,552
Core (non-time) deposits	7,141	5,868	4,950	4,114	3,566	3,698
Shareholders’ equity	1,374	1,178	1,071	865	775	712
Book value per share	$10.28	$9.28	$8.66	$7.50	$6.93	$6.26

	Nine months ended September 30,	Year ended December 31,
	2004	2003	2002	2001	2000	1999
	(Dollars in millions, except per share amounts)
Earnings Summary:
Net interest income	$426,577	$506,643	$461,170	$421,929	$400,322	$381,147
Provision for loan losses	21,606	37,378	35,980	39,573	29,775	29,177
Noninterest income, excluding security gains (1)	96,590	128,210	96,631	85,008	77,347	74,844
Security gains, net	7,417	4,813	5,701	8,701	538	497
Noninterest expense, excluding loss on extinguishment of debt (1)	308,672	375,125	312,779	284,168	258,691	239,915
Loss on early extinguishment of debt	6,183	—	—	—	—	—
Net Income	$128,121	$149,927	$140,025	$122,103	$115,120	$121,563
Earnings Per Share:
Net Income
Basic	$0.98	$1.20	$1.17	$1.06	$1.00	$1.05
Diluted	$0.98	$1.20	$1.16	$1.06	$1.00	$1.04
Average shares outstanding	130,267	124,615	119,583	114,811	114,760	115,579
Average diluted shares outstanding	131,405	125,289	120,648	115,881	115,653	117,393

	Sept. 30, 2004	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
Nonperforming Assets:
Total non-performing assets ratio	0.33%	0.65%	0.78%	0.64%	0.53%	0.54%
Allowance as a percent of nonperforming loans	454%	240%	191%	239%	258%	275%
Net charge-off ratio (annualized):
Quarter to date	0.23%	0.30%	0.44%	0.34%	0.20%	0.25%
Year to date	0.22%	0.31%	0.29%	0.28%	0.21%	0.22%

(1)	Certain reclassifications have been made to the prior period financial statements to conform to the 2004 presentation.

RISK FACTORS

You should carefully review the information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and should carefully consider the following risk factors, as well as the factors listed under “A Warning About Forward-Looking Statements”.

Risks Relating to the Offering

Our ability to undertake future sales or distributions of common stock may cause the market price of our common stock to decline, irrespective of our financial performance.

The sale of a substantial number of shares of our common stock into the public market, or the availability of these shares for future sale, could adversely affect the market price of our common stock and could impair our ability to obtain additional capital in the future through an offering of equity securities at a time or at a price we deem appropriate. We have a currently effective shelf registration statement permitting the public sale of up to $500 million of our securities, including common stock offered hereby. We may issue shares of our common stock from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. Any such offering would dilute your ownership interest in us and our earnings.

Settlement provisions contained in the forward sale agreement subject us to certain risks.

The purchaser under the forward sale agreement will have the right to terminate the forward sale agreement on a date specified by the purchaser if it is unable to continue to borrow a number of shares of our common stock equal to the number of shares to be delivered by us under the forward sale agreement (to the extent of that inability), in the event of some mergers or tender offers or in other specified events. See “Underwriting—Forward Sale Agreement.” The purchaser will also have the right to require us to settle the forward sale agreement on a date specified by the purchaser if we declare special dividends or increase our regular dividends over currently expected amounts. In that event, we would be required to issue and deliver common stock under the forward sale agreement irrespective of our capital needs at that time, which could result in dilution of our earnings per share and return on equity.

We have the right to elect cash or net share settlement under the forward sale agreement. In either event, we would expect the purchaser or one of its affiliates under the forward sale agreement to purchase shares of our common stock in secondary market transactions for delivery to stockholders in order to close out its short position. If the price of our common stock is above the forward sale price, we would pay the purchaser an amount in cash (if we cash settle) equal to the difference or deliver a number of shares of our common stock (if we net share settle) having a market value equal to the difference. Any such difference could be significant.

Future potential debt or preferred stock issuance may negatively impact holders of common stock.

If at some point in the future we choose to issue debt and/or preferred securities, these securities will have a senior claim on our assets relative to common stockholders. Therefore, in the event of our bankruptcy, liquidation or dissolution, our assets must be used to pay off our debt and preferred obligations in full before making any distributions to common stockholders. In this event, it might be possible that a common stockholder will not recover their original investment.

Risks Relating to Our Business

In connection with our pending acquisition and to the extent that we acquire other companies in the future, our business may be negatively impacted by certain risks inherent with such acquisitions.

We have in the past considered, and will in the future continue to consider, the acquisition of other banking companies, such as our recent acquisition of P.C.B. Bancorp, Inc. and our pending acquisition of Union Bank of

Florida. To the extent that we acquire Union Bank of Florida or other companies in the future, our business may be negatively impacted by certain risks inherent with those acquisitions. These risks include the following:

•	the risk that acquired business will not perform in accordance with our expectations;

•	the risk that regulatory agencies that have the power to approve such acquisitions fail to provide those approvals on a timely basis or at all or impose unfavorable conditions in connection with their approvals;

•	the risk that difficulties will arise in connection with the integration of the operations of the acquired business with our businesses, particularly to the extent we are entering new geographic markets;

•	the risk that we will need to make significant investments in infrastructure, controls, staff, emergency backup facilities or other critical business functions that become strained by our growth;

•	the risk that management will divert its attention from other aspects of our business;

•	the risk that unanticipated costs relating to potential acquisitions could reduce our earnings per share; and

•	the risk that we may assume potential liabilities of the acquired company as a result of the acquisition.

As a result of these risks, any given acquisition, if and when consummated, may adversely affect our results of operations or financial condition. In addition, because the consideration for an acquisition may involve cash, debt or the issuance of shares of our stock and may involve the payment of a premium over book and market values, existing shareholders may well experience dilution in connection with any acquisition.

Attractive acquisition opportunities may not be available to us in the future.

We will continue to consider the acquisition of other businesses. However, we may not have the opportunity to make suitable acquisitions on favorable terms in the future, which could negatively impact the growth of our business. We expect that other banking and financial companies, many of which have significantly greater resources, will compete with us to acquire compatible businesses. This competition could increase prices for acquisitions that we would likely pursue, and our competitors may have greater resources than we do. Also, acquisitions of regulated businesses such as banks are subject to various regulatory approvals. If we fail to receive the appropriate regulatory approvals, we will not be able to consummate an acquisition that we believe is in our best interests.

We are a holding company, and as a result we are dependent on dividends from our subsidiaries, including Colonial Bank, to meet our obligations and to provide funds for payment of dividends to our stockholders.

We are a non-operating holding company, whose principal asset and source of income is our investment in Colonial Bank. We are a legal entity separate and distinct from Colonial Bank and our other subsidiaries and, therefore, rely primarily on dividends from these subsidiaries to meet our obligations and to provide funds for the payment of dividends to our stockholders, to the extent declared by our board of directors. There are various legal limitations on the extent to which Colonial Bank and our other subsidiaries can finance or otherwise supply funds to us (by dividend or otherwise).

We may not be able to attract and retain banking customers at current levels.

Competition in the local and regional banking industry may limit the ability of our banking subsidiary, Colonial Bank, to attract and retain banking customers. Colonial Bank faces competition from the following:

•	other banking institutions (including larger national and regional commercial banking organizations);

•	savings banks;

•	credit unions;

•	other financial institutions; and

•	non-bank financial service companies serving the same geographic region in which we operate.

In particular, our competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits and range and quality of services provided. If Colonial Bank is unable to attract and retain banking customers, it may be unable to continue its loan growth and its results of operations and financial condition may otherwise be negatively impacted.

Conditions, including disaster conditions resulting from recent hurricanes, in the local economies or real estate markets in which we operate could negatively impact our banking business.

Most of the Colonial Bank’s principal markets are located in Florida and Alabama. As a result, adverse conditions, including an economic downturn, in those areas could negatively impact the ability of the Bank’s customers in those areas to repay their loans. Furthermore, damage resulting from the hurricanes recently affecting the areas in which the Bank operates, and the continued economic uncertainty resulting from that damage, could negatively impact businesses in those areas. While we are currently uncertain as to the long-term effects of these events, they could adversely affect our banking business.

The Bank’s commercial loans, with limited exceptions, are secured either by real estate (usually income producing commercial and residential properties), marketable securities or corporate assets (usually accounts receivable, equipment or inventory) in certain of our market areas which were affected by this year’s intense hurricane activity. Consequently, the Bank’s ability to continue to originate loans may be impaired by adverse changes in local and regional economic conditions in those areas. In addition, due to the concentration of the Bank’s real estate and other collateral, adverse changes in local economic conditions, including acts of nature, such as the recent hurricanes, could have a material adverse impact on the ability of the Bank’s borrowers to repay their loans and affect the value of the collateral securing these loans.

Credit risk is inherent to our banking business.

Credit risk is inherent in our various lending activities. It constitutes our largest risk because loans are our largest asset and are responsible for the bulk of our earnings. At September 30, 2004, the loan portfolio totaled approximately $12.6 billion, or 69% of our total assets. Credit risk is defined as the possibility a debtor will not be able to pay interest or repay the principal according to the terms specified in the credit agreement. Deterioration in credit quality could occur with changes in economic conditions affecting real estate values and transactions in our market and/or general economic conditions, either nationally or regionally, that are less favorable than expected. In addition, BancGroup has a significant concentration in commercial real estate and construction loans representing 35% and 30% of the total loan portfolio, respectively.

Fluctuations in interest rates may negatively impact our banking business.

The Bank’s main source of income from operations is net interest income, which is equal to the difference between the interest income received on interest-bearing assets (usually loans and investment securities) and the interest expense incurred in connection with interest-bearing liabilities (usually deposits and borrowings). These rates are highly sensitive to many factors beyond our control, including general economic conditions, both domestic and foreign, and the monetary and fiscal policies of various governmental and regulatory authorities. Net interest income can be affected significantly by changes in market interest rates. Changes in relative interest rates may reduce net interest income as the difference between interest income and interest expense decreases. We cannot assure you that a decrease in interest rates will not negatively impact our results from operations or financial position.

An increase in interest rates could also have a negative impact on our results of operations by reducing the ability of borrowers to repay their current loan obligations, which could not only result in increased loan defaults, foreclosures and write-offs, but also necessitate increases to the Bank’s allowances for loan losses.

Our banking business is highly regulated, which could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business.

Bank holding companies and banks operate in a highly regulated environment and are subject to supervision and examination by federal and state regulatory agencies. We are subject to the Bank Holding Company Act and to regulation and supervision by the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve. Colonial Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency (the “OCC”) and the FDIC.

Banking laws and regulations govern numerous matters including changes in the ownership or control of banks and bank holding companies, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts and terms of extensions of credit and investments, permissible non-banking activities, the level of reserves against deposits and restrictions on dividend payments. The FDIC and the OCC possess cease and desist powers to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulation, and the Federal Reserve possesses similar powers with respect to bank holding companies. These and other restrictions limit the manner in which we and Colonial Bank may conduct business and obtain financing.

Furthermore, our banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in monetary or legislative policies may affect the interest rates our subsidiaries must offer to attract deposits and the interest rates they must charge on their loans, as well as the manner in which they offer deposits and make loans. These monetary policies have had, and are expected to continue to have, significant effects on the operating results of depository institutions generally, including Colonial Bank.

A WARNING ABOUT FORWARD LOOKING STATEMENTS

We make forward-looking statements in this document and in our public documents to which we refer. When we use words such as “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect,” “will,” “should,” “seek” or other similar expressions we refer to events or conditions subject to risks and uncertainties. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. In addition to the risks identified below, you should refer to our public documents for specific risks which could cause actual results to be significantly different from those expressed or implied by those forward-looking statements. Some factors which may affect the accuracy of the forward-looking statements apply generally to the financial services or real estate industries, while other factors apply directly to us. The important factors which could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:

•	the possibility that our acquisition of Union Bank of Florida may not be completed;

•	the impact and effects of leverage;

•	regulatory limitations on Colonial Bank’s ability to pay dividends;

•	the potential adverse impact on Colonial Bank’s operations and profitability of changes in interest rates and future legislation or regulations;

•	economic conditions, both generally and particularly in areas where we or our subsidiaries, including Colonial Bank, operate or hold assets;

•	interest rate and credit risk associated with Colonial Bank’s loan portfolio and the related sufficiency of its allowance for loan losses;

•	the success of technological, strategic and business initiatives;

•	the risks associated with commercial real estate and development;

•	the risks associated with the value of our equity securities;

•	the profitability of our banking and non-banking initiatives and investments;

•	the ability to successfully integrate any business or assets that we may acquire;

•	the highly regulated nature of our banking business; and

•	the highly competitive nature of our businesses.

Many of these factors, as well as factors that could cause actual results to differ from our forward-looking statements, are beyond our control and beyond the control of Colonial Bank and Colonial BancGroup. You should consult our periodic and current reports filed with the SEC for any further disclosures of a forward-looking nature that we may make.

USE OF PROCEEDS

If we settle the forward sale agreement entirely with shares of our common stock at the time that we currently expect to settle the forward sale agreement during 2005, we expect to receive net proceeds of approximately $179 million. We expect to use the net proceeds that we receive upon physical stock settlements of the forward sale agreement for general corporate purposes and to fund a portion of the purchase price for our acquisition of the Union Bank of Florida. See “Underwriting—Forward Sale Agreement.”

CAPITALIZATION

The following unaudited table sets forth our capitalization on an actual basis at September 30, 2004 and on an as adjusted basis to give effect to our receipt of the estimated net proceeds from the physical settlement of the forward sale agreement with shares of common stock on November 23, 2004, the day that it becomes effective (excluding any exercise of the overallotment option). The actual proceeds are subject to the final settlement which is expected during 2005. We may elect not to issue shares of our common stock in settlements of the forward sale agreement, and instead settle the agreement through cash settlement. See “Risk Factors—Settlement provisions contained in the forward sale agreement subject us to certain risks.” You should read the information in the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto contained in our most recent periodic reports filed with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2004
	Actual	As adjusted
	(in thousands)
Short-term borrowings	$3,239,221	$3,239,221
Long-term debt:
Subordinated debt	278,225	278,225
Junior subordinated debt	315,552	315,552
FHLB borrowings and other long-term debt	1,734,966	1,734,966

Total long-term debt	2,328,743	2,328,743

Total debt	5,567,964	5,567,964

Shareholders’ equity:
Common Stock, $2.50 par value; 200,000,000 shares authorized; 133,617,232 and 142,017,232 shares issued and outstanding at September 30, 2004 and as adjusted, respectively	334,043	355,043
Additional paid in capital	333,791	492,988
Retained earnings	697,215	697,215
Unearned compensation	(648)	(648)
Accumulated other comprehensive income, net of taxes	9,386	9,386

Total shareholders’ equity	1,373,787	1,553,984

Total capitalization	$6,941,751	$7,121,948

PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

Our common stock is listed for trading on the NYSE under the symbol “CNB.” The following table indicates the high and low sales prices of the our common stock as reported on the NYSE and dividends paid since January 1, 2001.

	Price Per Share of Common Stock		Dividends Per Share
	High	Low
2001
First Quarter	$13.12	$10.75	$.12
Second Quarter	14.75	12.05	.12
Third Quarter	14.94	12.02	.12
Fourth Quarter	14.98	12.07	.12

2002
First Quarter	15.19	13.47	.13
Second Quarter	16.11	14.41	.13
Third Quarter	14.65	12.03	.13
Fourth Quarter	12.85	11.01	.13

2003
First Quarter	12.79	10.63	.14
Second Quarter	14.24	11.20	.14
Third Quarter	15.06	13.79	.14
Fourth Quarter	18.10	14.44	.14

2004
First Quarter	18.83	16.45	.145
Second Quarter	18.60	16.62	.145
Third Quarter	20.89	17.80	.145
Fourth Quarter (through November 17, 2004)	22.70	20.43	.145

UNDERWRITING

In this offering, an affiliate of Lehman Brothers Inc. is, at our request, borrowing and selling 8,400,000 shares of our common stock in connection with the execution of a forward sale agreement between us and that affiliate. Under the purchase agreement, which has been filed as an exhibit to a Current Report on Form 8-K, filed on November 19, 2004, Lehman Brothers Inc. has agreed to purchase from the purchaser under the forward sale agreement, on a firm commitment basis, 8,400,000 shares of our common stock, subject only to the conditions contained in the purchase agreement.

The purchase agreement provides that the underwriter’s obligation to purchase our common stock from the purchaser under the forward sale agreement depends on the satisfaction of the conditions contained in the purchase agreement, which include:

•	if any shares of common stock are purchased by the underwriter, then all of the shares of common stock the underwriter agreed to purchase must be purchased;

•	the representations and warranties made by us to the underwriter are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriter.

Forward Sale Agreement

We have entered into a forward sale agreement on the date of this prospectus supplement with an affiliate of Lehman Brothers Inc., as purchaser, relating to 8,400,000 shares of our common stock. In connection with the execution of the forward sale agreement and at our request, the purchaser is borrowing and selling to the underwriter in this offering an equal number of shares of our common stock. The forward sale agreement has been filed as an exhibit to a Current Report on Form 8-K, filed on November 19, 2004.

Prior to settlement under the forward sale agreement, the purchaser or another affiliate of Lehman Brothers Inc. will hold the aggregate net proceeds from the sale of the borrowed shares of our common stock sold in this offering. We will receive the net proceeds from the sale of the borrowed shares of our common stock sold in this offering from the purchaser upon settlement of the forward sale agreement if we elect to settle the forward sale agreement with shares of our common stock.

The forward sale agreement matures on November 23, 2005. The forward sale agreement may be settled in all or part at earlier settlement dates to be specified at our discretion. The forward sale agreement provides that the forward sale price assuming settlement on the effective date of the forward sale agreement is $21.452 per share. That forward sale price will be subject to increase each day during the period in which the forward sale agreement remains in effect based on a floating interest factor equal to the federal funds rate, less a spread. In addition, on each of January 12, 2005, April 13, 2005, July 13, 2005 and October 12, 2005, to the extent not settled in full prior to those dates, the forward sale price will be decreased by $0.1525 per share.

The purchaser under the forward sale agreement will have the right to terminate the forward sale agreement if it is unable to continue to borrow a number of shares of our common stock (to the extent of that inability) equal to the number of shares to be delivered by us under the forward sale agreement, in the event of some mergers or tender offers or in other specified events. The purchaser will also have the right to require us to settle the forward sale agreement on a date specified by the purchaser if we declare special dividends or increase our regular dividends over currently expected amounts. In that event, we would be required to settle by delivering shares of our common stock. In the event that we elect or are required to settle the forward sale agreement with shares of our common stock, delivery of such shares would result in dilution to our earnings per share and return on equity. In the event that we receive proceeds from the settlement of the forward sale agreement under these circumstances and our pending acquisition of Union Bank of Florida does not close, we would consider our options with respect to the application of such proceeds at such time, taking into account the amounts received and our prevailing capital requirements and investment alternatives.

We have the right to elect cash or net share settlement under the forward sale agreement. Although we expect to settle the forward sale agreement entirely by the delivery of shares of our common stock, we may elect cash or net share settlement for all or a portion of our obligations if we conclude that it is in our interest to cash or net share settle. For example, we may conclude that it is in our interest to cash or net share settle if we have no current use for all or a portion of the net proceeds. In the event that we elect to cash or net share settle, the settlement amount will be equal to the agreed settlement price minus the average price of the shares purchased by the purchaser in order to close out its trading activities related to the forward sale agreement times the number of shares being settled. If this settlement amount is a negative number, we would, if we cash settle, pay the purchaser that amount in cash, or if we net share settle, deliver a number of shares of our common stock having a market value equal to that amount. If the settlement amount is a positive number, the purchaser would pay us, if we cash settle, that amount in cash, or if we net share settle, in shares of our common stock. We would expect the purchaser or one of its affiliates to purchase shares of our common stock in secondary market transactions for delivery to stock lenders in order to close out its short position.

The obligations of the purchaser under the forward sale agreement are being guaranteed by Lehman Brothers Holdings Inc.

Over-Allotment Option

The purchaser has granted to the underwriter an option to purchase up to an aggregate of 1,260,000 additional shares of common stock, exercisable solely to cover over-allotments at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriter may exercise this option at any time, and from time to time, until 30 days after the date of the purchase agreement. To the extent the underwriter exercises this option, the underwriter will be committed, so long as the conditions of the purchase agreement are satisfied, to purchase additional shares of common stock.

Lock-up Agreements

We, along with our executive officers and certain of our directors, have agreed under lock-up agreements, subject to certain exceptions, not to, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any shares of common stock without the prior written consent of Lehman Brothers Inc. for a period of 90 days from the date of this prospectus. Lehman Brothers may consent to release some persons from these restrictions at any time, without notice.

Indemnification

We have agreed to indemnify the underwriter against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the purchase agreement, and to contribute to payments that the underwriter may be required to make for these liabilities.

Discretionary Shares

The underwriter has informed us that it will not confirm sales to accounts over which it exercises discretionary authority without prior written approval of the customer.

Stabilization and Short Positions

The underwriter may engage in over-allotment, stabilizing transactions and covering transactions for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•

Over-allotment involves sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover short positions.

These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or slowing a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we, nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, nor the underwriter make any representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by the underwriter, or by its affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations.

Other than the prospectus in electronic format, information on the underwriter’s web site and any information contained in any other web site maintained by the underwriter is not part of this prospectus supplement and the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase any shares of our common stock.

Relationships

From time to time Lehman Brothers and its affiliates have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. Lehman Brothers Inc. acted as our financial advisor in our acquisition of Union Bank of Florida (Union) which we announced in September 2004. Lehman Brothers Inc. also acted as joint bookrunning manager in our $100 million retail trust preferred offering in September 2003 and as a co-manager on our $100 million retail trust preferred offering in March 2002. In connection with these transactions, Lehman Brothers Inc. received customary fees for such services and certain of its expenses were reimbursed.

VALIDITY OF COMMON STOCK

The validity of the common stock to be issued by us upon settlement of the forward sale agreement has been passed upon for us by the law firm of Miller, Hamilton, Snider & Odom, L.L.C. The opinion of Miller, Hamilton, Snider & Odom, L.L.C. was conditioned upon, and subject to certain assumptions regarding, future action by us and other matters which may affect the validity of the common stock but which could not be ascertained on the date of the opinion. Certain legal matters in connection with this offering will be passed upon for the underwriter by Simpson Thacher & Bartlett LLP.

Prospectus

$500,000,000

The Colonial BancGroup, Inc.

COMMON STOCK

PREFERENCE STOCK

DEBT SECURITIES

Colonial BancGroup will provide specific terms of the above securities in supplements to this prospectus from time to time. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

These securities are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Our common stock is listed on the New York Stock Exchange under the symbol “CNB”. The closing price of our common stock was $21.93 on November 11, 2004.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 12, 2004.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not Authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all the information that you should consider in making your investment decision. You should read the entire prospectus and the attached prospectus supplement carefully, including the documents referred to in “Where You Can Find More Information,” including our financial statements. When we refer to “Colonial BancGroup”, “BancGroup”, the “Company,” “we,” “us” or “our” in this prospectus, we are referring to The Colonial BancGroup, Inc., a Delaware corporation. When we refer to “Colonial,” the “Bank” or “Colonial Bank” in this prospectus, we are referring to Colonial Bank, N.A., a national association.

The Offering

This prospectus is part of a registration statement that Colonial BancGroup filed with the Securities and Exchange Commission (the “SEC”) using a shelf registration process. Under this shelf registration process, we may, from time to time, offer any combination of the following securities as described in this prospectus, in one or more offerings up to a total dollar amount of $500,000,000:

•	common stock;

•	preference stock; and

•	debt securities, which will be subordinated as described in this prospectus.

This prospectus provides you with a general description of the common stock, the preference stock and the debt securities. Each time we sell common stock, preference stock and/or debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The applicable prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information”.

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC website or at the SEC’s offices mentioned under the heading “Where You Can Find More Information”.

The Colonial BancGroup, Inc.

Colonial BancGroup is a financial services company with total assets of $18.2 billion that provides diversified financial services primarily through its wholly-owned banking subsidiary, Colonial Bank, N.A. Colonial Bank conducts general commercial and retail banking business through its branch network of 289 branches in Florida, Alabama, Georgia, Nevada, Tennessee and Texas.

Our principal executive offices are located at Colonial Financial Center, One Commerce Street, Montgomery, Alabama 36104. Our telephone number at that address is (334) 240-5000.

Strategy

The foundation of BancGroup is built upon a community banking philosophy that allows local responsibility for customer relationships. This operating philosophy has been important in making acquisitions, retaining skilled and highly motivated local management teams and developing a strong customer base, particularly with respect to lending relationships.

The expertise in each local market is supported by consolidated operations and a centralized credit review function, which allows the local banking officers to concentrate on the customer. Through this structure of local customer relationship responsibility and consolidated operations, the local banks have decision making capability while at the same time having an effective operational structure at their disposal to service the customer in the most cost effective and efficient manner.

We expect that there will continue to be considerable competition in all of our markets. We are continuing to expand our geographic footprint through acquisitions and internal growth. Our acquisition strategies focus on finding strong banks in growth markets that fit into our strategic plans and desired market areas. Our internal growth strategies include seeking quality loan growth in each regional market, generating deposit growth through the development of customer relationships and competitive product offerings, continued development of our presence in higher growth markets, growth in noninterest income through continued expansion of fee based products and services and the ongoing development of a sales oriented business culture with an emphasis on customer service.

Recent Developments:

In September 2004, we announced the signing of a definitive agreement to acquire Union Bank of Florida (Union). Union operates 18 full service branches in Miami-Dade, Broward, and Palm Beach Counties. At September 30, 2004, Union had total assets of $1 billion, loans of $639 million and deposits of $717 million. Total consideration for the transaction is approximately $233 million based on $20 per share of BancGroup stock. The aggregate consideration consists of approximately 75% cash and 25% stock, subject to the limitation that we will issue no more then 3.24 million shares in the transaction. The transaction is expected to be completed in the first quarter of 2005.

The following is a summary of assets, deposits and branches at September 30, 2004 (pro forma including the impact of the Union Bank of Florida acquisition):

	% of total Assets	% of non-time Deposits	% of total Deposits	Number of Branches
Florida	50%	59%	53%	141
Alabama	25%	25%	31%	116
Georgia	8%	5%	6%	22
Texas	5%	5%	4%	12
Nevada	4%	5%	4%	13
Corporate/Other	8%	1%	2%	3

A WARNING ABOUT FORWARD LOOKING STATEMENTS

We make forward-looking statements in this document and in our public documents to which we refer. When we use words such as “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect,” “will,” “should,” “seek” or other similar expressions we refer to events or conditions subject to risks and uncertainties. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. In addition to the risks identified below, you should refer to our public documents for specific risks which could cause actual results to be significantly different from those expressed or implied by those forward-looking statements. Some factors which may affect the accuracy of the forward-looking statements apply generally to the financial services or real estate industries, while other factors apply directly to us. The important factors which could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:

•	the impact and effects of leverage;

•	regulatory limitations on Colonial Bank’s ability to pay dividends;

•	the potential adverse impact on Colonial Bank’s operations and profitability of changes in interest rates and future legislation or regulations;

•	economic conditions, both generally and particularly in areas where we or our subsidiaries, including Colonial Bank, operate or hold assets;

•	interest rate and credit risk associated with Colonial Bank’s loan portfolio and the related sufficiency of its allowance for loan losses;

•	the success of technological, strategic and business initiatives;

•	the risks associated with commercial real estate and development;

•	the risks associated with the value of our equity securities;

•	the profitability of our banking and non-banking initiatives and investments;

•	the ability to successfully integrate any business or assets that we may acquire;

•	the highly regulated nature of our banking business; and

•	the highly competitive nature of our businesses.

Many of these factors, as well as factors that could cause actual results to differ from our forward-looking statements, are beyond our control and beyond the control of Colonial Bank and Colonial BancGroup. You should consult our periodic and current reports filed with the SEC for any further disclosures of a forward-looking nature that we may make.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, BancGroup will use the net proceeds it receives from any offering of these securities to fund one or more acquisitions or for general corporate purposes, which may include, among other things:

•	funding its operating units and subsidiaries,

•	financing business expansion,

•	refinancing or extending the maturity of existing debt obligations,

•	redemption of preferred stock or debt securities, and

•	investments at the holding company level and stock repurchases.

The applicable prospectus supplement may provide more detail on the use of proceeds of any specific offering. The precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short and long-term investments, including, but not limited to treasury bills, commercial paper, certificates of deposit, securities issued by U.S. government agencies, money market funds, repurchase agreements and other similar investments.

CONSOLIDATED EARNINGS RATIOS

The following table provides BancGroup’s consolidated ratios of earnings to fixed charges:

Computation of Ratios of Earnings to Fixed Charges

			Year ended December 31,
	Nine Months ended September 30, 2004		2003		2002		2001		2000		1999
			(In thousands)
Income before Income Taxes	$194,123		$227,163		$214,743		$191,897		$189,741		$187,396
Fixed charges:
Interest Expense	187,294		274,165		322,261		480,240		517,754		384,891
1/3 Rent Expense	7,298		9,402		7,511		6,222		5,661		4,943

Total Fixed Charges	194,592		283,567		329,772		486,462		523,415		389,834
Adjusted Earnings	$388,715		$510,730		$544,515		$678,359		$713,156		$577,230
Ratio of Earnings to Fixed Charges	2.00	x	1.80	x	1.65	x	1.39	x	1.36	x	1.48	x
Interest on Deposits	$101,693		$139,695		$185,520		$323,499		$359,460		$279,166
Ratio of Earnings to Fixed Charges excluding interest on deposits	3.09	x	2.58	x	2.49	x	2.18	x	2.16	x	2.69	x

BUSINESS

The principle activity of BancGroup is to supervise and coordinate the businesses of its subsidiaries and to provide them with capital and services. BancGroup conducts its business primarily through its wholly owned subsidiary, Colonial Bank.

Colonial Bank conducts a general commercial banking business and offers a variety of demand, savings and time deposit products as well as extensions of credit through personal, commercial and mortgage loans within its market areas. Colonial Bank also provides additional services to its markets through cash management services, electronic banking services, credit card, and merchant services and financial planning services. Financial planning services include trust service, insurance sales and the sales of various types of investment products such as mutual funds, annuities, stocks, municipal bonds and U.S. government securities.

The following is a summary as of September 30, 2004 of our assets, deposits and branches by state:

	% of Total Assets	% of Core (non-time) Deposits	% of Total Deposits	Number of Branches
Florida	48%	56%	50%	123
Alabama	26%	27%	33%	116
Georgia	8%	5%	7%	22
Texas	6%	5%	4%	12
Nevada	4%	5%	4%	13
Corporate/Other	8%	2%	2%	3

We believe that we are poised to take advantage of growth opportunities because of our strategic locations in attractive markets in the Unites States, including Florida and Nevada. During the past few years Colonial has made a concerted effort to build a solid infrastructure and transform its culture to one that is sales and service focused. We are just now beginning to reap the benefits from these strategic initiatives. Colonial is finding more opportunity to grow relationships with its existing customer base as well as expand its presence in chosen markets in the fastest-growing areas of the country.

SUPERVISION AND REGULATION

As a financial holding company and a bank holding company under the Bank Holding Company (“BHC”) Act, the Federal Reserve regulates, supervises and examines BancGroup. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to BancGroup, please refer to BancGroup’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, Quarterly Reports on Form 10-Q and any subsequent reports that BancGroup files with the SEC, which are incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. As a result of this regulatory framework, BancGroup’s earnings are affected by actions of the federal regulatory agencies that regulate us and Colonial Bank, and the SEC and NASD, which regulate the activities of certain subsidiaries engaged in the securities business.

BancGroup’s earnings are also affected by general economic conditions, our management policies and legislative action. In addition, there are numerous governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on BancGroup’s business.

Depository institutions, like Colonial Bank, are also affected by various federal laws, including those relating to consumer protection and similar matters. BancGroup also has other financial services subsidiaries regulated by federal and state regulatory agencies and self-regulatory organizations. BancGroup’s non-bank subsidiaries may be subject to other laws and regulations of the federal government or the various states in which they are authorized to do business.

Restrictions on Ownership

The BHC Act generally would prohibit any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of BancGroup. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of the voting stock of BancGroup. In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as BancGroup, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

DESCRIPTION OF SECURITIES

The following summary describes the material terms of the securities offered in this prospectus. A more complete description may be contained in the supplemental prospectus.

DESCRIPTION OF COMMON STOCK

BancGroup is incorporated under the General Corporation Law of the State of Delaware. Our authorized common stock consists of 200,000,000 shares of common stock, par value $2.50 per share. As of September 30, 2004, we had 133,617,232 shares of common stock issued and outstanding. BancGroup’s board of directors may at any time, without additional approval of the holders of common stock, issue additional authorized but previously unissued shares of common stock, subject to the applicable rules of the New York Stock Exchange. For the complete terms of our common stock you should read the more detailed provisions of our Certificate of Incorporation and Bylaws.

Voting Rights

The holders of common stock are entitled to one vote per share on all matters presented to stockholders. Holders of common stock are not entitled to cumulate their votes in the election of directors.

No Preemptive or Conversion Rights

The holders of common stock do not have preemptive rights to subscribe for a proportionate share of any additional securities issued by BancGroup before such securities are offered to others. The absence of preemptive rights increases BancGroup’s flexibility to issue additional shares of common stock in connection with BancGroup’s acquisitions, employee benefit plans and for other purposes. The holders of common stock are not entitled to any redemption privileges, sinking fund privileges or conversion rights.

Dividends

Holders of common stock are entitled to receive dividends ratably when, as and if declared by BancGroup’s board of directors from assets legally available therefor, after payment of all dividends on preference stock, if any is outstanding. Under Delaware law, BancGroup may pay dividends out of surplus or net profits for the fiscal year in which declared and/or for the preceding fiscal year, even if its surplus accounts are in a deficit position. Dividends paid by Colonial Bank are the primary source of funds available to BancGroup for payment of dividends to its stockholders and for other needs. BancGroup’s board of directors currently intends to maintain its present policy of paying regular quarterly cash dividends. The declaration and amount of future dividends will depend on circumstances existing at the time, including BancGroup’s earnings, financial condition and capital requirements, as well as regulatory limitations and such other factors as BancGroup’s board of directors deems relevant.

Liquidation

Upon liquidation, dissolution or the winding up of the affairs of BancGroup, holders of common stock are entitled to receive their pro rata portion of the remaining assets of BancGroup after the holders of BancGroup’s preference stock have been paid in full any sums to which they may be entitled.

Certain Charter and ByLaw Provisions Affecting Stock

BancGroup’s Restated Certificate of Incorporation and bylaws contain several provisions that may make BancGroup a less attractive target for an acquisition of control by anyone who does not have the support of BancGroup’s board of directors. Such provisions include, among other things, the requirement of a supermajority vote of stockholders or directors to approve certain business combinations, a staggered board of directors, restrictions on stockholders’ ability to nominate directors or to introduce business at stockholders’ meetings and the limitation that stockholders may not call special meetings or act by written consent. The foregoing is qualified in its entirety by reference to BancGroup’s Restated Certificate of Incorporation, as amended, and Bylaws both of which are on file with the Commission.

DESCRIPTION OF PREFERENCE STOCK

BancGroup has authorized 1,000,000 shares of $2.50 par value preference stock. The preference stock is issuable in one or more series and BancGroup’s board of directors, subject to certain limitations, is authorized to fix the number of shares, dividend rate, liquidation prices, redemption, conversion, voting rights, and other terms. BancGroup’s board of directors may issue preference stock without approval of the holders of BancGroup common stock. As of September 30, 2004, no shares of BancGroup preference stock were issued and outstanding. A prospectus supplement will more fully describe any preference stock that may be issued if and when BancGroup offers one or more series of preference stock.

DESCRIPTION OF DEBT SECURITIES

We have described below certain general terms that may apply to the debt securities issued pursuant to this prospectus. We will describe the particular terms of any debt securities we offer to you in the prospectus supplement relating to those debt securities.

The debt securities will be subordinated debt securities. We will issue the subordinated debt securities under a subordinated indenture between us and an eligible trustee under the Trust Indenture Act. The following summary of certain provisions of the subordinated indenture is not complete. You should refer to the indenture, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

The indenture does not limit the amount of debt securities that we may issue. We also have the right to “reopen” a previous issue of a series of debt securities by issuing additional debt securities of that series. The subordinated debt securities will be unsecured and will be subordinated and junior to all “senior indebtedness” (as defined below under “Subordination”). In addition, under certain circumstances relating to our dissolution, winding-up, liquidation or reorganization, the subordinated debt securities will be junior to all “other financial obligations” (as defined below under “Subordination”).

We are a bank holding company that conducts substantially all of our operations through subsidiaries. As a result, claims of the holders of the debt securities will generally have a junior position to claims of creditors of our subsidiaries, except to the extent that Colonial BancGroup may be recognized, and receive payment, as a creditor of those subsidiaries. Claims of our subsidiaries’ creditors other than Colonial BancGroup include substantial amounts of long-term debt, deposit liabilities, federal funds purchased, securities sold under repurchase agreements, commercial paper, and other short-term borrowings.

We may issue the debt securities in one or more separate series of subordinated debt securities. We will specify in the prospectus supplement relating to a particular series of debt securities being offered the particular amounts, prices, and terms of those debt securities.

These terms may include:

•	the title and type of the debt securities;

•	any limit on the aggregate principal amount or aggregate initial offering price of the debt securities;

•	the purchase price of the debt securities;

•	the dates on which the principal of the debt securities will be payable and the amount payable upon acceleration;

•	the interest rates of the debt securities, including the interest rates, if any, applicable to overdue payments, or the method for determining those rates, and the interest payment dates for the debt securities;

•	the places where payments may be made on the debt securities;

•	any mandatory or optional redemption provisions applicable to the debt securities;

•	any sinking fund or similar provisions applicable to the debt securities;

•	the authorized denominations of the debt securities, if other than $1,000 and integral multiples of $1,000;

•	if denominated in a currency other than U.S. dollars, the currency or currencies, including the euro or other composite currencies, in which payments on the debt securities will be payable (which currencies may be different for principal, premium, and interest payments);

•	any conversion or exchange provisions applicable to the debt securities;

•	any events of default applicable to the debt securities (if not described in this prospectus); and

•	any other specific terms of the debt securities.

We may issue some of the debt securities as original issue discount debt securities. Original issue discount debt securities bear no interest or bear interest at a below-market rate and will be sold at a discount below their stated principal amount. The prospectus supplement will contain any special tax, accounting, or other information relating to original issue discount debt securities. If we offer other kinds of debt securities, including debt securities linked to an index or payable in currencies other than U.S. dollars, the prospectus supplement relating to those debt securities will also contain any special tax, accounting, or other information relating to those debt securities. Persons considering the purchase, ownership, or disposition of original issue discount debt securities or other kinds of debt securities, including debt securities linked to an index or payable in currencies other than U.S. dollars, should consult their own tax advisors concerning the United States federal income tax consequences to them from the purchase, ownership, or disposition of those securities in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.

Unless otherwise specified in the prospectus supplement, we will issue the debt securities only in fully registered form without coupons. You will not be required to pay a service charge for any transfer or exchange of debt securities, but we may require payment of any taxes or other governmental charges.

Unless otherwise specified in the prospectus supplement, we will pay principal, premium, if any, and interest, if any, on the debt securities at the corporate trust office of the trustee. You may also make transfers or exchanges of debt securities at that location. We also have the right to pay interest on any debt securities by check mailed to the registered holders of the debt securities at their registered addresses. In connection with any payment on debt securities, we may require the holder to certify information to Colonial BancGroup. In the absence of that certification, we may rely on any legal presumption to enable us to determine our responsibilities, if any, to deduct or withhold taxes, assessments, or governmental charges from the payment.

The subordinated indenture does not limit our ability to enter into a highly leveraged transaction or provide you with any special protection in the event of such a transaction. In addition, the indenture does not provide special protection in the event of a sudden and dramatic decline in our credit quality resulting from a takeover, recapitalization, or similar restructuring of Colonial BancGroup.

The debt securities may be exchangeable for or convertible into other series of our debt securities. The prospectus supplement will describe the specific terms of any of those exchangeable or convertible securities. It will also describe the specific terms of the debt securities issuable upon the exchange or conversion of those securities.

The subordinated debt securities will be direct, unsecured general obligations of Colonial BancGroup. The subordinated debt securities will be subordinate and junior in right of payment to all senior indebtedness and, in certain circumstances described below relating to our dissolution, winding-up, liquidation, or reorganization, to all other financial obligations. The subordinated indenture does not limit the amount of debt, including senior indebtedness, or other financial obligations we may incur.

Unless otherwise specified in the applicable prospectus supplement, the maturity of the subordinated debt securities will be subject to acceleration only upon our bankruptcy or reorganization. See “Events of Default” below.

The holders of subordinated debt securities of a series that are specified to be convertible into our common stock or other securities will be entitled as specified in the applicable prospectus supplement to convert those convertible subordinated debt securities into common stock or such other capital securities, at the conversion price, at the times, and on the terms set forth in the prospectus supplement. If so specified in the applicable prospectus supplement, the holders of subordinated debt securities of any series may be obligated at maturity, or at any earlier time specified in the prospectus supplement, to exchange that series of subordinated debt securities for capital securities. “Capital securities” may consist of our common stock, perpetual preferred stock, or other capital securities of Colonial BancGroup acceptable to the Federal Reserve, which is our primary federal banking regulator. The terms of any such exchange and of the capital securities that will be issued upon the exchange will be described in the applicable prospectus supplement. Whenever subordinated debt securities are exchangeable for capital securities, we will be obligated to deliver capital securities with a market value equal to the principal amount of those subordinated debt securities. In addition, we will unconditionally undertake, at our expense, to sell the capital securities in a secondary offering on behalf of any holders who elect to receive cash for the capital securities.

Subordination. The subordinated debt securities will be subordinate and junior in right of payment to all senior indebtedness and, under certain circumstances described below, to all other financial obligations. As used in this prospectus, “senior indebtedness” means the principal of, premium, if any, and interest on all indebtedness for money borrowed by us, whether outstanding on the effective date of the subordinated indenture, or created, assumed, or incurred after that date (including all indebtedness for money borrowed by another person that we guarantee). However, senior indebtedness does not include indebtedness that is stated in its terms not to be superior to or to have the same rank as the subordinated debt securities.

The subordinated indenture defines “other financial obligations” to mean all indebtedness of Colonial BancGroup for claims in respect of derivative products, such as interest and foreign exchange rate contracts, commodity contracts, and similar arrangements, except obligations that constitute senior indebtedness and except obligations that are expressly stated in their terms to have the same rank as or not to rank senior to the subordinated debt securities.

If the maturity of any subordinated debt securities is accelerated, the holders of all senior indebtedness outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due on that senior indebtedness before the holders of subordinated debt securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the subordinated debt securities. No payments on account of principal (or premium, if any) or interest, if any, in respect of the subordinated debt securities may be made if there shall have occurred and be continuing:

•	a default in the payment of principal of (or premium, if any) or interest on senior indebtedness, or

•	an event of default with respect to any senior indebtedness resulting in the acceleration of the maturity thereof or any judicial proceeding with respect to any such default.

In addition, upon our dissolution, winding-up, liquidation, or reorganization:

•	we must pay to the holders of senior indebtedness the full amounts of principal of, premium, if any, and interest, if any, on the senior indebtedness before any payment or distribution is made on the subordinated debt securities, and

•	if, after we have made those payments on the senior indebtedness, there are amounts available for payment on the subordinated debt securities and creditors who hold other financial obligations have not received their full payments, then we will first use amounts available for payment on the subordinated debt securities to pay in full all other financial obligations before we may make any payment on the subordinated debt securities.

No Limitation on Disposition of Voting Stock of Principal Subsidiary Bank. The subordinated indenture does not contain a covenant prohibiting us from selling or otherwise disposing of any shares of voting stock of our subsidiary banks, or securities convertible into, or options, warrants, or rights to purchase shares of, voting stock of our subsidiary banks. The subordinated indenture also does not prohibit our subsidiary banks from issuing any shares of their voting stock or securities convertible into, or options, warrants, or rights to purchase shares of their voting stock.

Events of Default. The subordinated indenture defines an event of default with respect to any series of subordinated debt securities as any one of the following events:

(1)	default in the payment of interest on any subordinated debt security of that series and continuance of that default for 30 days;

(2)	default in the payment of principal of, or premium, if any, on, any subordinated debt security of that series at maturity;

(3)	default in the deposit of any sinking fund payment applicable to any subordinated debt security of that series and continuance of that default for 5 days;

(4)	failure by us for 60 days after notice to perform any of the other covenants or warranties in the subordinated indenture applicable to that series;

(5)	specified events of bankruptcy, insolvency, or reorganization of Colonial BancGroup; and

(6)	any other event of default specified with respect to subordinated debt securities of that series.

Upon the occurrence of specified events of bankruptcy, insolvency, or reorganization, the principal amount (or, if the subordinated debt securities of that series are original issue discount subordinated debt securities, a specified portion of the principal amount) of the outstanding subordinated debt securities of a series will become due and payable immediately. Subject to certain conditions, the holders of a majority in principal amount of the outstanding subordinated debt securities of that series may annul the acceleration. The right of the holders of the subordinated debt securities of a series to demand payment in cash upon the occurrence and continuance of an event of default continues to exist so long as the subordinated debt securities of that series have not been exchanged or converted.

Unless otherwise provided in the terms of a series of subordinated debt securities, there is no right of acceleration of the payment of principal of the subordinated debt securities of that series upon a default in the payment of principal or interest or a default in the performance of any covenant or agreement in the subordinated debt securities or the subordinated indenture. In the event of a default in the payment of interest or principal (including a default in the delivery of any capital securities in exchange for subordinated debt securities) or in the performance of any covenant or agreement in the subordinated debt securities or the subordinated indenture, the trustee may, subject to specified limitations and conditions, seek to enforce that payment (or delivery) or the performance of that covenant or agreement.

Subject to the duty of the trustee to act with the required standard of care during a default, the trustee is not obligated to exercise any of its rights or powers under the subordinated indenture at the request or direction of any of the holders of the subordinated debt securities, unless those holders have offered the trustee security or indemnity reasonably satisfactory to the trustee. Subject to that provision for security or indemnity, the holders of a majority in principal amount of the subordinated debt securities of any series then outstanding have the right to direct the time, method, and place of conducting any proceeding for any remedy available to, or exercising any trust or power conferred on, the trustee with respect to the subordinated debt securities of that series.

The subordinated indenture includes a covenant requiring us to file annually with the trustee a certificate of no default or specifying any default that exists.

Defeasance and Covenant Defeasance. The subordinated indenture contains a provision that, if made applicable to any series of subordinated debt securities, permits us to elect:

•	defeasance, which would discharge us from all of our obligations (subject to limited exceptions) with respect to any subordinated debt securities of that series then outstanding, and/or

•	covenant defeasance, which would release us from our obligations under specified covenants and the consequences of the occurrence of an event of default resulting from a breach of these covenants.

To make either of the above elections, we must deposit in trust with the trustee money and/or U.S. government obligations (as defined below) or, with respect to subordinated debt securities denominated in a foreign currency, foreign government obligations (as defined below) which, through the payment of principal and interest in accordance with their terms, will provide sufficient money, without reinvestment, to repay in full those subordinated debt securities. As used in the subordinated indenture, “U.S. government obligations” are:

(1)	direct obligations of the United States or of an agency or instrumentality of the United States, in either case that is guaranteed as a full faith and credit obligation of the United States and that is not redeemable by the issuer; and

(2)	certain depositary receipts with respect to an obligation referred to in clause (1).

As used in the subordinated indenture, “foreign government obligations” are direct obligations of a foreign government or governments or of an agency or instrumentality of such foreign government or governments, in either case that is guaranteed as a full faith and credit obligation of such foreign government or governments and that is not redeemable by the issuer. As a condition to defeasance or covenant defeasance, we must deliver to the trustee an opinion of counsel that the holders of the subordinated debt securities will not recognize income, gain, or loss for federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if defeasance or covenant defeasance had not occurred. That opinion, in the case of defeasance, but not covenant defeasance, must refer to and be based upon a ruling received by us from the Internal Revenue Service or published as a revenue ruling or upon a change in applicable federal income tax law.

If we exercise our covenant defeasance option with respect to a particular series of subordinated debt securities, then even if there were a default under the related covenant, payment of those subordinated debt securities could not be accelerated. We may exercise our defeasance option with respect to a particular series of subordinated debt securities even if we previously had exercised our covenant defeasance option. If we exercise our defeasance option, payment of those subordinated debt securities may not be accelerated because of any event of default. If we exercise our covenant defeasance option and an acceleration were to occur, the realizable value at the acceleration date of the money and U.S. government obligations in the defeasance trust could be less than the principal and interest then due on those subordinated debt securities. This is because the required deposit of money and/or U.S. government obligations in the defeasance trust is based upon scheduled cash flows rather than market value, which will vary depending upon interest rates and other factors.

Modification and Waiver. The subordinated indenture provides that we, together with the trustee, may enter into supplemental indentures without the consent of the holders of subordinated debt securities to:

•	evidence the assumption by another person of our obligations;

•	add covenants for the benefit of the holders of all or any series of subordinated debt securities;

•	add any additional events of default;

•	add to or change the subordinated indenture to permit or facilitate the issuance of debt securities in bearer form;

•	add to, change or eliminate a provision of the subordinated indenture if such addition, change or elimination does not apply to a subordinated debt security created prior to the execution of such supplemental indenture or modify the rights of a holder of any subordinated debt security containing the provision;

•	secure any subordinated debt security;

•	establish the form or terms of subordinated debt securities of any series;

•	evidence the acceptance of appointment by a successor trustee; or

•	cure any ambiguity or correct any inconsistency in the subordinated indenture or make other changes, provided that any such action does not adversely affect the interests of the holders of subordinated debt securities of any affected series in any material respect.

Other amendments and modifications of the subordinated indenture may be made with the consent of the holders of not less than a majority of the aggregate principal amount of each series of the outstanding subordinated debt securities affected by the amendment or modification. However, no modification or amendment may, without the consent of the holder of each outstanding subordinated debt security affected:

•	change the stated maturity of the principal of or any installment of principal or interest, if any, on any subordinated debt security; or reduce the principal amount of (or premium, if any) or the interest rate, if any, on any subordinated debt security or the principal amount due upon acceleration of an original issue discount security;

•	change the place or currency of payment of principal of (or premium if any) or the interest, if any, on subordinated debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any subordinated debt security;

•	reduce the percentage of holders of subordinated debt securities necessary to modify or amend the subordinated indenture; or

•	modify the foregoing requirements or reduce the percentage of outstanding securities necessary to waive compliance with certain provisions of the subordinated indenture or for waiver of certain defaults.

The holders of at least a majority of the aggregate principal amount of the outstanding securities of any series may, on behalf of all holders of that series, waive our required compliance with certain restrictive provisions of the subordinated indenture and may waive any past default under the subordinated indenture, except a default in the payment of principal, premium or interest or in the performance of certain covenants.

Additionally, no modification or amendment to the subordinated indenture may, without the consent of the holder of each outstanding subordinated debt security affected:

•	modify the subordination provisions of the subordinated debt securities of any series in a manner adverse to the holders of the subordinated debt securities; or

•	adversely affect the right to convert any subordinated debt security.

Consolidation, Merger, and Sale of Assets. We may, without the consent of the holders of any subordinated debt securities, consolidate or merge with any other person or transfer or lease all or substantially all of our assets to another person or permit another corporation to merge into Colonial BancGroup, provided that:

(1)	the successor is a person organized under U.S. law;

(2)	the successor, if not us, assumes our obligations on the subordinated debt securities and under the subordinated indenture;

(3)	after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

(4)	other specified conditions are met.

Governing Law

The subordinated indenture and the subordinated debt securities are expected to be governed by and construed in accordance with the laws of the State of New York.

BOOK-ENTRY ISSUANCE

Permanent Global Securities

We may issue securities offered by use of this prospectus as permanent global securities and deposit them with a depositary with respect to those securities. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depositary arrangements applicable to the securities issued in permanent global form and for which The Depository Trust Company (“DTC”) will act as depositary. Each permanent global security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global securities are not exchangeable for definitive, certificated securities.

Only institutions that have accounts with DTC or its nominee (“DTC participants”) or persons that may hold interests through DTC participants may own beneficial interests in a global security. DTC will maintain records evidencing ownership of beneficial interests by DTC participants in the global securities and transfers of those ownership interests. DTC participants will maintain records evidencing ownership of beneficial interests in the global securities by persons that hold through those DTC participants and transfers of those ownership interests within those DTC participants. DTC has no knowledge of the actual beneficial owners of the debt securities. You will not receive written confirmation from DTC of your purchase, but we do expect that you will receive written confirmations providing details of the transaction, as well as periodic statements of your holdings from the DTC participant through which you entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of those securities in certificated form. Those laws may impair your ability to transfer beneficial interests in a global security.

DTC has advised us that upon the issuance of a global security and the deposit of that global security with DTC, DTC will immediately credit, on its book-entry registration and transfer system, the respective principal amounts or number of shares represented by that global security to the accounts of DTC participants.

We will make payment on securities represented by a global security to DTC or its nominee, as the case may be, as the registered owner and holder of the global security representing those securities. DTC has advised us that upon receipt of any payment on a global security, DTC will immediately credit accounts of DTC participants with payments in amounts proportionate to their respective beneficial interests in that security, as shown in the records of DTC.

Standing instructions and customary practices will govern payments by DTC participants to owners of beneficial interests in a global security held through those DTC participants, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name.” Those payments will be the sole responsibility of those DTC participants, subject to any statutory or regulatory requirements in effect from time to time.

None of Colonial BancGroup, the trustee, nor any of our other agents will have any responsibility or liability for any aspect of the records of DTC, any nominee, or any DTC participant relating to, or payments made on account of, beneficial interests in a global security or for maintaining, supervising, or reviewing any of the records of DTC, any nominee or any DTC participant relating to those beneficial interests.

A global security is exchangeable for certificated securities registered in the name of a person other than DTC or its nominee only if:

(1)	DTC notifies us that it is unwilling or unable to continue as depositary for that global security or DTC ceases to be registered under the Securities Exchange Act of 1934;

(2)	we determine in our discretion that the global security will be exchangeable for certificated securities in registered form; or

(3)	if applicable to the particular type of security, there shall have occurred and be continuing an event of default or an event which, with notice or lapse of time or both, would constitute an event of default under the securities.

Any global security that is exchangeable as described in the preceding sentence will be exchangeable in whole for certificated securities in registered form, of like tenor, and, in the case of global debt securities, of an equal aggregate principal amount as the global security, in denominations of $1,000 and integral multiples of $1,000 (or in denominations and integral multiples as otherwise specified in the applicable prospectus supplement). The registrar will register the certificated securities in the name or names instructed by DTC. We expect that those instructions may be based upon directions received by DTC from DTC participants with respect to ownership of beneficial interests in the global security.

Except as provided above, as an owner of a beneficial interest in a global security, you will not be entitled to receive physical delivery of securities in certificated form and will not be considered a holder of securities for any purpose. No global security will be exchangeable except for another global security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, you must rely on the procedures of DTC and the DTC participant through which you own your interest to exercise any rights of a holder of the global security.

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global security desires to take any action that a holder is entitled to take, DTC would authorize the DTC participants holding the relevant beneficial interests to take that action, and those DTC participants would authorize beneficial owners owning through those DTC participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the Securities Exchange Act of 1934. DTC holds securities of DTC participants and facilitates the settlement of securities transactions among DTC participants in those securities through electronic book-entry changes in accounts of the DTC participants, thereby eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of DTC participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. The rules applicable to DTC and DTC participants are on file with the SEC.

If specified in a prospectus supplement investors may elect to hold interests in the offered securities outside the United States through Clearstream Banking, société anonyme (“Clearstream”) or the Euroclear Bank S.A./

N.V., as operator of the Euroclear System (“Euroclear”), if they are participants in those systems, or indirectly through organizations that are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries. Those depositaries in turn hold those interests in customers’ securities accounts in the depositaries’ names on the books of DTC.

Clearstream has advised us that it is incorporated under the laws of Luxembourg as a bank. Clearstream holds securities for its participants and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry between their accounts. Clearstream provides its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities, and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries. As a bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream’s customers are financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations, and other organizations. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly. Distributions with respect to global securities held through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Euroclear has advised us that it was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”). Euroclear Clearance Systems S.C. establishes policy for Euroclear on behalf of Euroclear participants.

Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Distributions with respect to global securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with Euroclear’s terms, conditions, operating procedures and applicable Belgian law, to the extent received by the U.S. depositary for Euroclear.

Global Clearance and Settlement Procedures

Unless otherwise specified in a prospectus supplement with respect to a particular series of global securities, initial settlement for global securities will be made in immediately available funds. DTC participants will conduct secondary market trading with other DTC participants in the ordinary way in accordance with DTC rules and accordingly secondary market trades will settle in immediately available funds using DTC’s same day funds settlement system.

If the prospectus supplement specifies that interests in the global securities may be held through Clearstream or Euroclear, Clearstream and/or Euroclear participants will conduct secondary market trading with other Clearstream and/or Euroclear participants in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear. Then secondary market trades will settle in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream or Euroclear participants on the other, will be effected in DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by the U.S. depositary for that system; however, those cross-market transactions will require delivery by the counterparty in the relevant European international clearing system of instructions to that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary for that system to take action to effect final settlement on its behalf by delivering or receiving interests in global securities in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits of interests in global securities received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. Those credits or any transactions in global securities settled during that processing will be reported to the relevant Euroclear or Clearstream participants on that business day. Cash received in Clearstream or Euroclear as a result of sales of interests in global securities by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream, and Euroclear generally agree to the procedures described above in order to facilitate transfers of interests in global securities among DTC participants, Clearstream and Euroclear, they are under no obligation to perform those procedures, and those procedures may be discontinued at any time.

PLAN OF DISTRIBUTION

We may sell the securities being offered by use of this prospectus and an applicable prospectus supplement in one or more of the following ways from time to time:

•	through underwriters;

•	through dealers;

•	through agents; or

•	directly to purchasers.

The names of any underwriters or dealers involved in the sale of the securities in respect of which this prospectus is delivered, the amount or number of securities to be purchased by any such underwriters and any applicable commissions or discounts will be set forth in the applicable prospectus supplement.

In addition, we may sell some of the securities covered by this prospectus through:

•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

We may also enter into derivative hedging transactions or sell securities not covered by this prospectus to third parties in privately negotiated transactions. For example, we may:

•	enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in sales, including short sales, of the securities pursuant to this prospectus, in which case such broker-dealer or affiliate may use securities received from us to close out its short positions;

•	sell securities short itself and redeliver such securities to close outs its short positions;

•	enter into option or other types of transactions that require us to deliver securities to a broker-dealer or an affiliate thereof, who will then resell or transfer the securities under this prospectus; or

•	loan or pledge the securities to a broker-dealer or an affiliate thereof, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold at various times in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, at market prices prevailing the time of sale, at prices related to such prevailing market prices, or at negotiated prices. A distribution of securities by us may also be effected through the issuance by us or others of derivative securities, including without limitation, warrants, exchangeable securities, forward delivery contracts and the writing of options. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters.

We may authorize underwriters, dealers and agents to solicit offers by certain institutions to purchase securities pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in the prospectus supplement. Institutions with which delayed delivery contracts may be made include commercial and savings banks, insurance companies, educational and charitable institutions and other institutions that we may approve. The obligations of any purchaser under any delayed delivery contract will not be subject to any conditions except that any related sale of offered securities to underwriters shall have occurred and the purchase by an institution of the securities covered by its delayed delivery contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject.

Any underwriting compensation paid by BancGroup to underwriters in connection with the offering of securities, and any discounts, concessions or commissions allowed by such underwriters to participating dealers, will be described in an accompanying prospectus supplement. Underwriters, agents and dealers participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of such securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, agents and dealers may be entitled, under agreement with BancGroup, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by BancGroup for certain expenses.

Underwriters, agents and dealers may engage in transactions with, or perform services for, BancGroup and/or any of their affiliates in the ordinary course of business.

Except as otherwise stated in the applicable prospectus supplement, the securities, except for common stock, will be new issues of securities and will have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Such securities may or may not be listed on a national securities exchange or the Nasdaq National Market. No assurance can be given as to the liquidity of or the existence of trading markets for any securities.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, some legal matters concerning the securities will be passed upon for BancGroup by the law firm Miller, Hamilton, Snider & Odom, L.L.C., Montgomery, Alabama. Certain matters relating to U.S. Federal income tax considerations may also be passed upon for BancGroup by Miller, Hamilton, Snider & Odom, L.L.C., Mobile, Alabama. John C. H. Miller, Jr. is a member of this law firm and a director of Colonial BancGroup. The law firm received fees for legal services performed in 2003 of approximately $2,647,660. John C. H. Miller, Jr. beneficially owns 66,117 shares of Colonial BancGroup common stock. Mr. Miller also received employee-related compensation from Colonial BancGroup in 2003 of $41,845, the use of a company provided vehicle for personal use valued at $4,204, the personal use of the company aircraft valued at $2,215 and a $100,000 year-end cash bonus paid in 2004 for services provided to BancGroup in 2003.

EXPERTS

The consolidated financial statements of BancGroup incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements, and other information with the SEC. You can read and copy these reports, proxy statements, and other information concerning us at the SEC’s Public Reference Room at 450 Fifth Street, N. W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can review our electronically filed reports, proxy and information statements on the SEC’s Internet site at http://www.sec.gov. Our Common Stock is quoted on the New York Stock Exchange. These reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York City, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the securities offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and securities offered by this prospectus you should refer to the registration statement and its exhibits. You can obtain the full registration statement from the SEC as indicated above.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference documents filed by us with the SEC (excluding any portions of that information that is “furnished” rather than “filed”):

•	our Annual Report on Form 10-K for the year ended December 31, 2003,

•	our Quarterly Reports on Form 10-Q for the periods ended March 31, 2004, June 30, 2004, and September 30, 2004,

•	our Current Report on Form 8-K filed on September 1, 2004,

•	a description of our Common Stock, $2.50 par value per share, contained in our Registration Statement on Form 8-A, filed with the SEC on November 22, 1994 and effective February 22, 1995 and the description of our preferred stock and debt securities contained in our registration statements filed under Section 12 of the Securities Exchange Act of 1934 and any amendment or report filed for the purpose of updating those descriptions,

•	all reports that we file with the SEC after the date of the initial filing of the registration statement and prior to the effectiveness of the registration statement, and

•	any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 until we sell all of the Common Stock under this prospectus.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Helena T. Duncan

Secretary

The Colonial BancGroup, Inc.

Colonial Financial Center

One Commerce Street

Eighth Floor

Montgomery, Alabama 36104

(334) 240-5000

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

8,400,000 Shares

The Colonial BancGroup, Inc.

COMMON STOCK

PROSPECTUS SUPPLEMENT

NOVEMBER 18, 2004

LEHMAN BROTHERS